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                              December 17, 2020

       Paul Zepf
       Chief Executive Officer
       Global Partner Acquisition Corp II
       7 Rye Ridge Plaza, Suite 350
       Rye Brook, NY 10573

                                                        Re: Global Partner
Acquisition Corp II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
20, 2020
                                                            CIK 0001831979

       Dear Mr. Zepf:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on November 20, 2020

       Principal Shareholders, page 140

   1. We note that Paul Zepf is identified as Chief Executive Officer and Chairman in your
                                                        Management section and
that he is the control person of your sponsor. We also note that the beneficial
ownership table indicates a "   " for the number of shares beneficially owned
                                                        by the group of all
executive officers and directors. Please revise the beneficial ownership of the group of all
executive officers and directors to reflect Paul Zepf   s beneficial
                                                        ownership.



                                                        You may contact Ameen
Hamady at 202-551-3891 or Kristina Marrone at 202-551-
 Paul Zepf
Global Partner Acquisition Corp II
December 17, 2020
Page 2

3429 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNamePaul Zepf
                                                        Division of Corporation
Finance
Comapany NameGlobal Partner Acquisition Corp II
                                                        Office of Real Estate &
Construction
December 17, 2020 Page 2
cc:       Richard Baumann
FirstName LastName